Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

April  22, 2010

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Value Line Fund, Inc. File Nos. 2-10827 811-02265
Value Line Income & Growth Fund, Inc. File Nos. 2-11153 811-02277
Value Line Premier Growth Fund, Inc. File Nos. 2-12663 811-02278
Value Line Larger Companies Fund, Inc. File Nos. 2-31640 811-01807
Value Line U.S. Government Money Market Fund, Inc. File Nos. 2-71066 811-02898

Dear Ms. Lithotomos:

In response to your comments on the recent filings by the registrants noted above, the following changes will be made to the Prospectuses and Statements of Additional Information and filed pursuant to Rule 485(b) of the Securities Act of 1933.

1.
For Value Line U.S. Government Money Market Fund, in the paragraph under “What is the Fund’s investment objective?” on page 2, the last sentence will be deleted as will the first two sentences in the footnote to the table.  In addition, the table will not reflect the voluntary waiver of all or a portion of the advisory fee nor will the table on the next page showing an example of costs.

2.
In all of the filings, the reference to “These tables describe…” will be changed to read “This table describes…” and the last  sentence in the second paragraph (“After tax returns reflect past tax effects and are not predictive of future tax effects”) under the Average Annual Total Returns table will be deleted.

3.
In Value Line Premier Growth Fund, the second sentence (“No consideration is given to current income in the choice of investments”) under “What is the Fund’s investment objective?” on page 2 will be deleted.

4.	Additional disclosure regarding the Board, including qualifications and experience of each member and the Board’s role in risk oversight will be added to the Statement of Additional Information.

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The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein

Peter D. Lowenstein
Legal Counsel

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